August 2, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Daniel Gordon, Branch Chief

Re:	Colony Resorts LVH Acquisitions, LLC (the “Company”)

Form 10-K for the fiscal year ended December 31, 2005

Filed March 31, 2006

File No. 0-50635

Dear Mr. Gordon:

Reference is made to your letter dated July 19, 2006, regarding comments made by the Staff of the Securities and Exchange Commission with respect to the above-mentioned filing of Colony Resorts LVH Acquisitions, LLC.

Set forth below are the Staff’s comments, followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Note 8 – Redeemable Members’ Interests, page 44

1. You have shown 600,000 units as redeemable and we assume that these units are owned by Whitehall through Co-Investment Partners or that Whitehall owns two-thirds of Co-Investment Partners. Please clarify whether Colony Resorts LVH Acquisitions, LLC would directly purchase Whitehall’s interest in Co-Investment Partners or whether Colony Resorts LVH Acquisitions, LLC would redeem membership units from Co-Investment Partners thereby enabling Co-Investment Partners to acquire Whitehall’s interest. We may have further comment.

Company Response:

The Company would redeem membership units held by Colony Resorts LVH Co-Investment Partners, L.P. in order to enable Co-Investment Partners to purchase Whitehall’s interest in Co-Investment Partners. As Whitehall owns two-thirds of Co-Investment Partners, two-thirds of the membership units held by Co-Investment Partners (i.e., 600,000 units) are shown as redeemable members’ equity.

Pursuant to the terms of the Co-Investment Partners partnership agreement, commencing on May 23, 2008, Whitehall has the right (the “Sale Right”) to request that Co-Investment Partners purchase all of Whitehall’s interest in Co-Investment Partners. Following the receipt by Co-Investment Partners of a notice from Whitehall of its exercise of the Sale Right, Co-Investment Partners must provide a notice to the Company requesting that the Company purchase from Co-Investment Partners that portion of the membership units held by Co-Investment Partners in the Company which corresponds to Whitehall’s interest in Co-Investment Partners. The Company must then elect to redeem such membership units from Co-Investment Partners or sell the Company in its entirety. The partnership agreement further requires that Co-Investment Partners enter into an agreement with the Company which contains all necessary provisions to ensure that the Company comply with these requirements set forth in the Co-Investment Partners partnership agreement. In furtherance of these obligations, the Company, Co-Investment Partners and the other members of the Company entered into that certain Sale Right Agreement dated as of June 18, 2004 pursuant to which the Company agreed, in the event of Whitehall’s exercise of the Sale Right, to either purchase certain membership units from Co-Investment Partners or seek to sell the Company in its entirety.

In future filings, we will revise the disclosure to clarify that, in the event Whitehall were to exercise the Sale Right, the Company would redeem membership units from Co-Investment Partners to enable Co-Investment Partners to purchase Whitehall’s interest in Co-Investment Partners or seek to sell the Company in its entirety.

2. Tell us how you determined to show 600,000 units as redeemable members’ equity. Cite the specific accounting guidance in your response.

Company Response:

We determined that the 600,000 units should be shown as redeemable members’ equity due to the following specific accounting guidance. We assessed the agreement against the provision of SFAS No. 150 – “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” Specifically, FAS 150, par. 9 states that a mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon liquidation or termination of the reporting entity. A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur. Because the Company’s obligation to redeem membership units of Co-Investment Partners is contingent upon whether or not Whitehall elects to exercise its right to put its interest in Co-Investment Partners, we determined that the 600,000 units should be shown as redeemable members’ equity and not recorded as a liability since that event is not certain to occur. Accordingly, we relied on the guidance in ASR 268 in classifying the redemption amount as temporary equity in the mezzanine section of the balance sheet.

In addition, the Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (702) 732-5922 or Lou Dorn at (702) 732-5919.

Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Robert Schaffhauser
Robert Schaffhauser
Executive Vice President of Finance